Service Expertise Integrity

EXHIBIT 99.1

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President &
Chief Executive Officer

September 15, 2009
Barclays Capital
Global Financial Services Conference

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Northern Trust

Today's Agenda



- Strategically Positioned for Growth
  - Personal Financial Services
  - Corporate & Institutional Services
  - Northern Trust Global Investments
- Strong Financial Positioning
  - Earnings Power
  - High Quality Balance Sheet
  - Capital Strength

Northern Trust

Service Expertise Integrity

Strategically Positioned for Growth

Northern Trust

Client-centric and Highly Focused on Attractive Markets


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Assets Under Custody	Assets Under Management	Balance Sheet Assets
$3.2 Trillion	$559 Billion	$75.0 Billion

As of 6/30/09

Consistent Focus on Proven Strategies…

…and resisting the temptation to stray

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Finance
- Venture Capital
- Stock Transfer

Northern Trust

Extensive Reach in Attractive Target Market

Network of over 80 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (15)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Northern Trust

Addressing Clients' Complex Financial Goals

Integrated approach and comprehensive capabilities

Building and Managing Wealth

- **Grow Assets**
  - Proprietary and Third-party Investment Managers
  - Active Index Strategies
  - Alternative Investments
- **Manage Risk**
  - Asset Diversification
  - Single-stock Concentration
  - Hedging Strategies
  - Stock Option Planning
- **Tax Liability Management**
  - Tax Sensitive Investing
  - Tax Loss Harvesting
  - Investment Vehicle Selection
- **Liquidity Management**
  - Deposit Services
  - Custom Lending
  - Short Term Cash Management Vehicles

Protecting and Transferring Wealth

- **Protect and Preserve Wealth**
  - Wealth Transfer Planning
  - Customized Trust Solutions
- **Transition Wealth**
  - Estate Settlement Services
  - Guardianship Services
- **Plan for Special Assets**
  - Family Business
  - Manage Non-Financial Assets

Creating a Legacy

- **Reinforce Family Values**
  - Family Education
  - Family Mission Statement
  - Advanced Wealth Transfer Strategies
- **Establish a Charitable Giving Tradition**
  - Implement a Tailored Philanthropic Strategy
  - Balance Charitable Giving with the Financial Needs of the Family
  - Ensure Tax-Efficiency of Philanthropic Vehicles

Northern Trust

Wealth Management Group

Assets Under Custody

$ Billions

- ~415 family relationships in 15 countries
- Average relationship size = $430+ million
- 20% of *Forbes 400 Richest Americans*
- WMG AUC CAGR 1998-2Q09 = 16%
- S&P 500 CAGR 1998-2Q09 = -3%


$38
$52
$61
$65
$65
$82
$101
$114
$160
$195
$168
$179
S&P 500
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2Q09

Positioned Globally for Growth

Positioned to serve clients locally and capitalize on global opportunities.



North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
Stockholm
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

18 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

56% of C&IS AUC is Global

~30% of Staff is Outside U.S.

Northern Trust

Full Array of Solutions for Sophisticated Institutional Investors

Asset Management	■ Active ■ Quantitative ■ Investment outsourcing ■ Liability driven investing	■ Manager of managers ■ Hedge funds ■ Private equity ■ Transition management
Asset Enhancement	■ Cross-border pooling ■ Trade execution ■ Cash management	■ Securities lending ■ Foreign exchange ■ Commission management
Asset Reporting	■ Investment accounting ■ Reporting and valuation ■ Performance analytics	■ Risk monitoring and reporting ■ Trade execution analysis ■ Data warehouse
Asset Administration	■ Fund accounting ■ Transfer agency ■ Corporate secretarial	■ Trustee ■ Investment operations outsourcing
Asset Processing	■ Safekeeping ■ Settlement ■ Derivatives processing	■ Income collection ■ Corporate actions ■ Tax reclamation

Northern Trust

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	44%
200 U.S. Funds	47%
200 U.K. Funds	30%

Public Funds / Taft-Hartley / Insurance

Of the Top	Northern Serves
25 Taft-Hartley Funds	36%
100 U.S. Public Funds	38%
100 U.S. Insurance Cos	24%

Foundations, Endowments, and Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- A leading provider of Offshore Private Equity Fund Administration services in Europe
- Fund Administrator for more funds in Ireland and Guernsey than any other provider

Sources: Pensions and Investments 26 January 2009 (all US Pensions), 22 December 2008 (Foundations, Endowments and Investment Managers); Pension Funds and Their Advisors, 2008 (UK Funds); AsianInvestor, May 2008 (Asian Investors); the Money Market Directory, 2008 (Healthcare Funds); A.M. Best Insurance Reports, Investments & Pensions Europe Top 1000 Pension Funds, Sepember 2008 (Dutch and Nordice); and Benefits Canada Top 100 Pension Funds, June 2008.

Client Focused, Diversified Investment Manager

$558.9 Billion

Assets Under Management as of June 30, 2009

Across Asset Classes


Short
Duration
$225 Billion
(40%)
Equities
$214 Billion
(38%)
Other
$14 Billion
(3%)
Fixed Income
$106 Billion
(19%)

Across Client Segments


Personal
$137 Billion
Institutional
$422 Billion

Across Styles


Active
$294 Billion
(53%)
Quantitative
$236 Billion
(42%)
Manager of Managers
$29 Billion
(5%)

Northern Trust

Continuum of Investment Solutions to Serve Client Needs

PRODUCT BREADTH

Active Investment Management

- Growth & Value Equity
- Short & Long Duration Fixed Income

Quantitative Management

- Index & Enhanced Capabilities

Manager of Managers

- Investment Program Solutions
- Emerging & Minority Programs
- Alternative Investments

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Investment Options

Methods of Delivery

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

Northern Trust

Service Expertise Integrity

Strong Financial Positioning

Northern Trust

Equity Market Environment Improved in 2Q09…

Index Performance: June 30, 2009 vs March 31, 2009



11.0%
15.2%
29.5%
26.2%
9.5%
11.8%
11.9%
17.7%
22.8%
23.3%
35.4%
24 U.S. Banks
US$
DJIA
S&P 500
KBW
INTL EAFE
U.K.
AUSTRALIA
FRANCE
GERMANY
JAPAN
IRELAND
HONG KONG

Sources: Haver Analytics; Yahoo Finance; MSCI Barra

Northern Trust

…But Remains Weak Globally on a Year-over-Year Basis

Index Performance: June 30, 2009 vs June 30, 2008



DJIA
S&P 500
KBW
24 U.S. Banks
US$
INTL EAFE
HONG KONG
U.K.
GERMANY
AUSTRALIA
JAPAN
FRANCE
IRELAND
-25.6%
-28.2%
-37.3%
-33.6%
-16.9%
-23.9%
-25.1%
-26.0%
-26.1%
-29.2%
-48.1%

Sources: Haver Analytics; Yahoo Finance; MSCI Barra

Earnings Power: *Solid 2Q09 Financial Performance…*

…Despite Environmental and Market Headwinds

($ in millions, except EPS)	Second Quarter 2009	% Change 2Q09 vs 2Q08
Trust, Inv. & Other Servicing Fees	$601	-7%
Other Non-Interest Income	$184	-8%
Net Interest Income	$260	+5%
Total Revenues	$1,045	-4%
Non-Interest Expenses	$503	-22%
Provision for Credit Losses	$60	+500%
Pre-Tax Income	$482	+9%
Taxes	$168	-25%
Net Income	$314	+46%
Net Income Available to Common	$226	--
Diluted EPS	$0.95	-1%

As Reported

Northern Trust

Earnings Power: *Asset Accumulation…*

…Consistently Exceeds Markets

	Assets at June 30, 2009	% Change Vs. Last Qtr	% Change Vs. Last Yr	5 Year CAGR
Assets Under Custody	**$3.2 Trillion**	**+13%**	**-19%**	**+5%**
Global Custody Assets	**$1.6 Trillion**	**+21%**	**-19%**	**+11%**
Assets Under Management	**$559 Billion**	**+7%**	**-26%**	**0.1%**
AUM excluding Securities Lending Collateral	**$458 Billion**	**+7%**	**-11%**	**--**
Equity Market Indices:				
S&P 500		+15%	-28%	-4%
US$ EAFE (international index)		+26%	-34%	-0.3%

Northern Trust

High Quality Balance Sheet: *Driven by Client Deposits*

As of June 30, 2009

Assets



Money Market Assets 27%
Client Loans 39%
Securities 23%
Other 11%

Liabilities & Equity



Client Deposits 71%
Other Purchased Funds 9%
Equity 8%
Long-Term Debt & Senior Notes 7%
Other 5%

Total Assets = $75.0 Billion
Total Risk Weighted Assets = $50.2 Billion

Northern Trust

High Quality Balance Sheet: *AFS Securities Portfolio*

$16.3B AVAILABLE FOR SALE SECURITIES PORTFOLIO

- **96% of AFS securities rated triple-A**
- **Total AFS net pretax unrealized losses of only $144 million**



Government Sponsored Agency $12.3B / 75%
Corporate Debt / $1.9B / 12%
Asset-Backed $1.3B / 8%
Auction Rate Securities / $0.5B / 3%
Other / $0.3B / 2%

Corporate Debt / $1.9B / 12%
- 95% government guaranteed
- $1.8B rated triple-A

Asset-Backed $1.3B / 8%
- Well diversified
- 80% rated triple-A
- Subprime asset-backed total ~1% of total portfolio

All data is as of June 30, 2009.

High Quality Balance Sheet: *Diversified Loan Portfolio*

Relationship Based Lending Strategy

$29B Loan Portfolio

($ in Billions)



Leases $1.0 3%
Non-U.S. $0.9 3%
Other $1.1 4%
Residential Real Estate $10.7 37%
Personal $4.8 17%
Commercial Real Estate $3.1 11%
Commercial $7.3 25%

Loan Quality Notably Better Than Industry Averages



3.51%
2.20%
0.81%
0.32%
EOP NPAs to Loans
YTD NCOs to Assets
NTRS
Top 20 Peers' Average

All data is as of June 30, 2009. NPAs = Non-Performing Assets. NCOs = Net Charge-offs

Capital Strength: *Consistently Outstanding*

CAPITAL RATIOS	6/30/08	6/30/09	"Well Capitalized" Guideline
Tier 1 Capital	9.8%	**12.6%**	6.0%
Total Risk-Based	11.7%	**15.0%**	10.0%
Leverage	6.9%	**8.6%**	5.0%
Tier 1 Common Equity	9.3%	**12.1%**	--
Tangible Common Equity	6.0%	**7.6%**	--

COMMON EQUITY ($ Billions)

CAGR: +12%



$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.1
2000 2001 2002 2003 2004 2005 2006 2007 2008 2Q09

Northern Trust

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Celebrating 120 Years of Service, Expertise, and Integrity



Founded **1889** Byron Laflin Smith


A GLOBAL INSTITUTION

Today



1893 World's Fair


THE NORTHERN TRUST COMPANY
BANK
BRANCH OFFICE

1917 Chicago tellers




Victory E Bonds
The Ideal Gift

1943 A good cause



1955 Tallying accounts

1961 Account automation



Northern Trust

A Solid Foundation for Continued Growth & Success



- 120-year heritage of service, expertise and integrity
- Leadership positions in client-focused business segments with attractive market and geographic growth opportunities
- Comprehensive product capabilities combined with distinctive service
- Distinctive balance sheet strength
- Strong capital levels
- Invested, experienced and stable management team
- Proven record of managing the business for long-term growth and profitability

Northern Trust

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President &
Chief Executive Officer

September 15, 2009
Barclays Capital
Global Financial Services Conference

Northern Trust